11-00524

Board of Governors of the Federal Reserve System OMB Number 7100-0224 Approval expires April 30, 2016
Federal Deposit Insurance Corporation OMB Number 3064-0093 Approval expires December 31, 2015
Office of the Comptroller of the Currency OMB Number 1557-0184 Approval expires April 30, 2013
Securities and Exchange Commission OMB Number 3235-0083 Approval expires October 31, 2013


Board of Governors of the Federal Reserve System

# Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.



16001512

For further information on the requirements to file this notice, please refer to the instructions.

| OFFICIAL USE |
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# Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☒ Notice
   - B. ☐ Amendment

4. A. Full name of the financial institution SIMMONS BANK

   B. Address of principal office of financial institution:

   501 MAIN STREET
   Address
   PINE BLUFF | AR | 71601
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   11700 CANTRELL
   Address
   LITTLE ROCK | AR | 72212
   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Address
   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   HAROLD L. THOMAS | SVP-CCO | 501-223-4365
   Name | Title | Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

| Address | City | State | Zip Code | Describe Activities |
| --- | --- | --- | --- | --- |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

| Last / First / Middle | Title |
|---|---|
| JOHNSON, RICHARD W. | SVP-MANAGING PRINCIPAL |
| THOMAS, HAROLD L. | SVP-CCO |
| MEYER, DAMON C. | SVP-OPERATIONS |
| ORFANOS, JOHN S. | VP TRADING |
| | |

**NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.**

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

**NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.**

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

HAROLD L. THONAS
Name (First, Middle, Last)

SVP
Title

Harold L Thomas
Signature

3/31/16
Date

# TRADING RESOLUTION

BE IT RESOLVED THAT, by the Board of Directors of Simmons First National Bank, Pine Bluff, Arkansas;

That the following said persons of Simmons First National Bank, acting singly, are authorized to effect the purchases and sales of the U.S. Government Bills, Notes and Bonds, all U.S. Government Agency debt instruments, GNMA, FNMA, and FHLMC Mortgage Backed securities, financial futures, options on any securities listed herein, Municipal Notes and Bonds, Zero Coupon securities, and all money market instruments, including but not restricted to Banker's Acceptances, Certificates of Deposit, Repurchase Agreements and Reverse Repurchase Agreements, Money Market Mutual Funds and Commercial paper. They are further authorized and empowered for and on behalf of this bank to make, execute, and deliver to any and all third parties, such assignments, contracts, or documents as may be from time to time necessary and/or proper for the purchase or sale, assignments of transfer of any security held or owned by the bank, and such third parties are hereby authorized to rely on such executed documents and the validity thereof without further inquiry into the authority of said person, and any and all such purchases, assignments, transfers and sales made by and of the said persons acting singly since May 15, 2014 be and they are hereby ratified and confirmed.

| NAME | TITLE | SIGNATURE |
|---|---|---|
| Marty D. Casteel | Chairman and CEO | [signature] |
| Craig Hunt | President | [signature] |
| Richard W. Johnson | Senior Vice President | [signature] |
| John Orfanos | Vice President/Trader | [signature] |
| James (Barney) Stivers | Vice President/Trader | [signature] |
| Reed Willett | Trader | [signature] |

I, David Garner, Assistant Secretary of the Board of Directors of Simmons First National Bank, Pine Bluff, hereby certify that the above and foregoing Resolution was duly adopted at a meeting of the Board of Directors of said Bank duly called and held on May 15th, 2014 at which meeting a quorum of the Board was present.

I do further certify that, as of this date, Marty D. Casteel is the Chairman and CEO, and Richard W. Johnson is the Senior Vice President of said Association, having been duly elected to such offices respectively, and now holding the same.

I do further certify that the powers granted in this Resolution are not contrary to the charter or certificate of incorporation, or to the by-laws of said Association.

IN WITNESS WHEREOF, I have hereunto set my hand as Assistant Secretary of said Association and affixed its corporate seal, on this 15th day of May, 2014.

[signature]

SECRETARY